Exhibit 99.(n-1)

THE ALGER PORTFOLIOS

Rule l8f-3
Multiple Class Plan

The Alger Portfolios (the “Trust”) has elected to rely on Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), in offering multiple classes of shares with differing distribution arrangements, voting rights and exchange and conversion features.

Pursuant to Rule 18f-3, the Board of Trustees of the Trust (the “Board”) has approved and adopted this written plan (the “Plan”) specifying the differences among the classes of shares to be offered by the Trust, including those, if any, pertaining to shareholder services, distribution arrangements, expense allocations, and conversion and exchange features. Prior to such offering, the Plan will be filed as an exhibit to the Trust’s registration statement.

I.              ATTRIBUTES OF SHARE CLASSES

Each share of the Trust represents an equal pro rata interest in the Trust and, except as set forth below, has identical voting rights, powers, qualifications, terms and conditions and, in proportion to each share’s net asset value, liquidation rights and preferences. The classes differ in that: (a) each class has a different class designation; (b) only the Class S Shares are subject to distribution and shareholder servicing fees (“Rule 12b-1 fees”) under plans adopted pursuant to Rule l2b-1 under the 1940 Act (the “Rule 12b-1 Plan”); (c) to the extent that one class alone is affected by a matter submitted to a vote of the shareholders, then only that class has voting power on the matter; (d) the exchange privileges of each class differ from those of the other; and (e) the transfer agent (“Transfer Agent”) for the Trust will be compensated on a per-account and, for certain transactions, a per-transaction basis, and Fred Alger Management, Inc. (“Alger Management”), which performs liaison and administrative oversight of the Transfer Agent, will be compensated on a per account basis.

A.            CLASS I-2 SHARES

Class I-2 Shares are generally sold to separate accounts of participating life insurance companies as underlying investments of variable annuity contracts and variable life insurance policies and to qualified pension and retirement plans.

1.             Sales Loads. Class I-2 Shares are not subject to sales loads.

2.             Class Expenses. No expenses are allocated particularly to Class I-2 Shares other  than expenses related to the provision of services by the Transfer Agent and Alger Management.

3.             Exchange Privileges and Conversion Features. Class I-2 Shares of a Portfolio are exchangeable for Class I-2 Shares of other Portfolios of the Trust. Class I-2 Shares have no conversion features.

B.            CLASS S SHARES

Class S Shares are generally sold to separate accounts of participating life insurance companies as underlying investments of variable annuity contracts and variable life insurance policies and to qualified pension and retirement plans.

1.             Sales Loads. Class S Shares are not subject to sales loads

2.             Rule 12b-1 fees. Class S Shares are subject to a Rule 12b-1 fee pursuant to the Class S Shares’ Rule 12b-1 Plan, for distribution and shareholder servicing services, of 0.25% of the average daily net assets of Class S Shares.  The Trust may pay Alger & Co., from the Rule 12b-1 fee, up to 0.25% of the value of the average daily net assets of its Class S Shares, for ongoing servicing and/or maintenance of shareholder accounts.

3.             Class Expenses. No expenses are allocated particularly to Class S Shares other than (i) the Rule 12b-1 fee and (ii) expenses related to the provision of services by the Transfer Agent and Alger Management.

4.             Exchange Privileges and Conversion Features. Class S Shares of a Portfolio are exchangeable for Class S Shares of other Portfolios of the Trust.  Class S Shares have no conversion features.

C.  ADDITIONAL CLASSES

In the future, the Trust may offer additional classes of shares which differ from the classes discussed above. However, any additional classes of shares must be approved by the Board, and the Plan must be amended to describe those classes.

II.            APPROVAL OF MULTIPLE CLASS PLAN

The Board, including a majority of the independent Trustees, must approve the Plan initially. In addition, the Board must approve any material changes to the classes and the Plan prior to their implementation. The Board must find that the Plan is in the best interests of each class individually and the Trust as a whole. In making its findings, the Board should focus on, among other things, the relationships among the classes and examine potential conflicts of interest among classes regarding the allocation of fees, services, waivers and reimbursements of expenses, and voting rights. Most significantly, the Board should evaluate the level of services provided to each class and the cost of those services to ensure that the services are appropriate and that the costs thereof are reasonable. In accordance with the foregoing provisions of this section II, the Board has approved and adopted this Plan, as of the date written below.

III.           DIVIDENDS AND DISTRIBUTIONS

Because of the differences in fees paid under a Rule 12b-1 Plan, the dividends payable to shareholders of one class will differ from the dividends payable to shareholders of the other class. Dividends paid to each class of shares in the Trust will, however, be declared and paid at the same time and, except for the differences in expenses listed above, will be determined in the same manner and paid in the same amounts per outstanding shares.

IV.           EXPENSE ALLOCATIONS

Income, realized and unrealized capital gains and losses, and Trust expenses not allocated to a particular class shall be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Trust.

As adopted:  September 22, 2009